Exhibit (e)(4)

AMENDED Schedule A

to

INVESTMENT SUB-ADVISORY AGREEMENT

between

DIRECTED SERVICES LLC

and

OppenheimerFunds, Inc.

PORTFOLIOS	Annual Sub-Adviser Fee (as a percentage of average daily net assets)
ING Oppenheimer Global Portfolio	0.30% if total assets at any month-end are less than or equal to $1 billion 0.23% if total assets at any month-end are in excess of $1 billion